March 24, 2026

E: ISIAH@OWPV.COM

One World Products, Inc.
Attn: Isiah L. Thomas, III, Chief Executive Officer
5600 New King Drive, Suite 200
Troy, Michigan 48098

Copy: Eric Newlan, Corp Counsel
E: Eric@newlanpllc.com

Isiah Thomas,

Because of my medical issues, please accept this letter as my official notice of resignation from the Board of Directors of One World Products, Inc., effective 4:00pm Eastern Time today, March 25, 2026.

Further, please accept this letter as my official notice of resignation from the position of Interim Chief Financial Officer and all other offices of One World Products, Inc., and its subsidiaries and affiliates effective at the same time as my resignation from the Board of Directors noted above.

Please also be advised that my resignation is not the result of any disagreement with One World Products, Inc. on any matter relating to its operations, policies or practices.

Thank you for the opportunity to be of service.

Sincerely,

William P. Rowland